AMALGAMATED PICTURES CORP.

May 27, 2005

David T. Mittelman, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Amalgamated Pictures Corp.
                Registration Statement on Form SB-2 filed May 23, 2005
                File No. 333-125145

Mr. Mittelman:

Please be advised that Amalgamated Pictures Corp. ("we") hereby amends the face page of its Form SB-2, as filed with the Securities and Exchange Commission on May 23, 2005, to include the following language:

"We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

Very truly yours,

/s/ Avery Pack

Avery Pack, President
Amalgamated Pictures Corp.